SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF PARTIAL SPIN-OFF OF IPIRANGA QUÍMICA S.A. WITH CONVEYANCE OF THE SPUN-OFF PORTION TO BRASKEM S.A.

Entered into by and between

IPIRANGA QUÍMICA S.A., a joint-stock company with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Angélica, 2.346, 14° and 15° andares, enrolled in the National Register of Legal Entities (CNPJ/MF) under N° 62.227.509/0001 -29, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP, under NIRE 35.300.127.684, herein represented pursuant to its Bylaws, hereinafter simply referred to as “IQ” or “COMPANY”; and

BRASKEM S.A., a publicly held company with its principal place of business at Rua Eteno, 1561, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ/MF under N° 42.150.391/0001 -70, with its acts of incorporation filed with the Commercial Registry of the State of Bahia – JUCEB, under NIRE 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter simply referred to as BRASKEM.

COMPANY and BRASKEM, which are jointly referred to simply as “PARTIES”, by their managers, intend to carry out the Spin-off of an already existing company, pursuant to articles 224, 225 and 229 of Law N° 6404, of December 15, 1976,

And, as intervening and consenting party,

GRUST HOLDINGS S.A., a joint-stock company with its principal place of business at Av. das Nações Unidas, 4.777, 3° andar, part, in the City and State of São Paulo, enrolled in the CNPJ/MF under No. 09.284.603/0001 -37, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.350.090, herein represented pursuant to its Bylaws, hereinafter referred to simply as “GRUST”;

Whereas:

(i) BRASKEM, directly and indirectly, through its wholly owned subsidiary GRUST, which on July 28, 2008 reduced its capital, transferring its participation in IQ to BRASKEM, is the owner of four hundred and thirty-six billion seventy-four million four hundred and sixty-two thousand four hundred and ninety (436,074,462,490) common shares, representing 100% of the total voting capital of the COMPANY;

(ii) the COMPANY is the owner of (i) twenty billion six hundred and fifty-one million five hundred and seventy-two thousand and seventeen (20,651,572,017) common shares and thirteen billion three hundred and seventy million five hundred and forty-seven thousand and fifty-four (13,370,547,054) preferred shares issued by IPIRANGA PETROQUÍMICA S.A., a joint-stock company with its principal place of business at III Pólo Petroquímico – Lote 04, in the Municipality of Triunfo, State of Rio Grande do Sul, enrolled in CNPJ/MF under N° 88.939.236/0001 -39 (“IPQ”), representing 63.37% of its voting capital and 48.84% of its total capital, and (ii) nine thousand six hundred and seventy-one (9,671) quotas of ISATEC – Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”), representing 99.98% of its share capital (collectively, the “Assets”);

(iii) the COMPANY is interested to be partially spun off, and to transfer to BRASKEM part of its equity corresponding to the Assets,

(iv) on the other side, BRASKEM wishes to incorporate the spun-off portion of the COMPANY’s equity corresponding to the Assets, so as to allow the PARTIES to add value through the accomplishment of additional synergies, as well as the simplification of the current corporate structure;

(v) the partial spin-off of the COMPANNY will not result in interruption of its activities;

(vi) the book appraisal report on the net assets of the COMPANY, prepared and delivered by the specialized company mentioned below, is in line with the applicable laws and regulations and with the spin-off transaction dealt with in this Protocol and Justification of Spin-off; and

(vii) the COMPANY’s financial statements were duly audited by an independent auditor registered with the Brazilian Securities Commission – CVM,

hereby and pursuant to law, propose the spin-off of the COMPANY and resolve to submit to the Extraordinary General Meeting of the COMPANY and BRASKEM this Protocol and Justification of Partial Spin-off of IPIRANGA QUÍMICA S.A. with conveyance of the spun-off portion to BRASKEM (“Protocol and Justification”), the purpose of which, pursuant to articles 224, 225 and 229, paragraph 3 of Law 6404/76, as well as to CVM Ruling 319/99, is to expound the reasons of the proposed partial spinoff of the COMPANY, followed by conveyance of part of the net assets spun off to BRASKEM, as well as to establish the terms and conditions that shall govern the transaction in reference, which conditions shall be submitted to resolution by the shareholders of the involved companies, pursuant to law (“Partial Spin-off”):

1. JUSTIFICATION AND PURPOSES OF THE SPIN-OFF

1.1. The transaction under this Protocol and Justification consists of the Partial Spin-off of the COMPANY as to separate the Assets from its equity (the “Spun-off Portion”), upon conveyance of the book net assets related to the Spun-off Portion to BRASKEM.

1.2. The Partial Spin-off is a condition precedent to carry out the merger of IPQ into BRASKEM, and is part of the strategy to reorganize and strengthen the petrochemical industry. The implementation of the Partial Spin-off will cause BRASKEM (i) to increase the competitiveness of the entire production chain of the petrochemical and plastics industry in Brazil, leading to scale and synergy gains, a greater capacity of investments in research and development, and strengthening of the plastic industry; (ii) to move forward in the consolidation of the Brazilian petrochemical segment and to accelerate its project of being amongst the ten largest petrochemical industries worldwide; and (iii) to promote an exchange of best practices and procedures in the financial, operating and commercial areas, which will result in benefits to it and its shareholders.

1.3. It is important to stress that the aforementioned transaction of merger of IPQ into BRASKEM has only become viable in the current month in view of the conclusion of the works related to change, adjustment and adaptation of the accounting, financial and operating processing computer systems, as well as routine controls and internal procedures of BRASKEM and IPQ, which systems are capable of making feasible the operating integration of the assets and transactions of such companies so that they begin to operate as a single company. Moreover, since the United States Sarbanes-Oxley Act (“Section 404”) establishes that such controls must consist in an integrated operation for at least 90 days during the financial year so that BRASKEM is capable of obtaining the yearly certificate of suitability of routine controls and internal procedures, it is mandatory that the operation becomes effective by September 30, 2008. Otherwise, there is a concrete risk of the BRASKEM outside auditors not granting such certificate for 2008, which will entail material and immaterial adverse effects on the business of BRASKEM.

1.4. The Spun-off Portion to be conveyed to BRASKEM is described in the appraisal report, at book value, on the net assets of the Company, especially prepared for the purposes of the Partial Spin-off.

1.5. Spin-off with no Joint and Several Liability. Pursuant to the provisions in article 233, sole paragraph of Law 6404/76, the Company’s Partial Spin-off will be carried out without any joint and several liability, whereupon BRASKEM will only be liable for the obligations transferred thereto in relation to the Spun-off Portion.

1.6. The appraisal of the net assets related to the Spun-off Portion to be spun off and conveyed to BRASKEM was effected at their book value, so that the COMPANY accounting entries could be carried out by the specialized company indicated in item 2.2 below, on the base date established in item 2.1 of this Protocol and Justification, and based on the criteria set out in Law 6404/76 for the preparation of financial statements.

1.7. The managements of the COMPANY and BRASKEM will be liable for performing all acts required to implement the Partial Spin-off and to convey the Spun-off Portion to BRASKEM. BRASKEM will be liable for all the costs and expenses arising from such implementation.

2. APPRAISAL CRITERIA AND BASE DATE OF THE PARTIAL SPIN- OFF

2.1. For equity appraisal purposes, the Partial Spin-off will have as reference date the base date of July 31, 2008 (“Base Date”).

2.2. In compliance with the legal requirements, notably the provisions set out in articles 8, 227 and 229 of Law 6404/76, the Partial Spin-off will proceed with the appraisal of the Spun-off Portion according to the book net worth criterion, based on the balance sheet of the COMPANY especially drawn up as of the Base Date. The managers retained the specialized company PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, at Av. Francisco Matarazzo, 1.400, 9° and 10°, and 13° to 17° andares, Torre Torino, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its articles of association registered with the 4th Registry of Deeds and Documents of São Paulo/SP, on September 17, 1956, and subsequent amendments registered with the 2nd Registry of Deeds and Documents of São Paulo/SP, represented by its partner, Mr. Tadeu Cendón Ferreira, Brazilian, married, accountant, bearer of Identity Card RG N° M.1.523.766 -SSP/MG, enrolled in CPF under N° 530.920.666 -34, and with the Regional Accounting Council of the State of São Paulo under N° CRC 1SP188352/O-5, (“PWC”), which will be responsible for the preparation of the appraisal report on the Spun-off Portion (“Appraisal Report”).

2.3. PWC was designated by the PARTIES’ managers to prepare the Appraisal Report, in accordance with the rules and criteria applicable to the preparation of the companies’ financial statements set forth in Law 6404/76, and its selection shall be ratified by the shareholders of the COMPANY and BRASKEM, pursuant to article 227, paragraph 1 of Law 6404/76.

2.4. The Appraisal Report, which is to be submitted to approval by the general meetings of the PARTIES and will serve as support to the Partial Spin-off, will be made an integral part of this Protocol and Justification as its exhibit.

3. TREATMENT ASCRIBED TO EQUITY VARIATIONS UNTIL THE DATE OF THE PARTIAL SPIN-OFF

3.1 The equity variations of the spun-off investments between the Base Date and the date of the Partial Spin-off will be fully registered for all purposes in the accounting books of the COMPANY and recognized by BRASKEM in the equity accounting income account.

4. AGGREGATE AMOUNT OF THE SPUN-OFF PORTION AND REMAINING ASSETS

4.1. According to the accounting appraisal of the Spun-off Portion, the amount of the assets to be allocated and conveyed to BRASKEM is one billion seventy-six million three hundred and five thousand and one real and seventy centavos (R$ 1,076,305,001.70 ), subject to the provisions in Clause 3.1. above.

4.2 Consequently, the net assets of the COMPANY will be reduced from one billion one hundred and eighty million six hundred and five thousand five hundred and twenty-six reais and sixty-six centavos (R$1,180,605,526.66) to one hundred and four million three hundred thousand five hundred and twenty-four reais and ninety-six centavos (R$104,300,524.96), already contemplating the COMPANY’s capital reduction. The remaining net assets of the COMPANY shall have the following composition:

Net Assets	Prior to the Spin-off	Spun-off Portion	Remaining Assets
Share Capital	1,150,135,120.15	1,076,305,001.70	73,830,118.45
Legal Reserve	21,894,583.20		21,894,583.20
Year’s Results	8,575,823.31		8,575,823.31
Net Assets as of July 31, 2008	1,180,605,526.66		104,300,524.96

4.3. Upon approval of the Partial Spin-off, the share capital of the COMPANY will be reduced by one billion seventy-six million three hundred and five thousand and one reais and seventy centavos (R$1,076,305,001.70 ). Thus, the COMPANY’s Bylaws will be amended to reflect the change of its capital. The heading of article 5 will henceforth take effect with the following wording:

“Article 5. The Company’s capital is seventy-three million eight hundred and thirty thousand one hundred and eighteen reais and forty-five centavos (R$73,830,118.45), divided into four hundred and thirty-six billion seventy-four million four hundred and sixty-two thousand four hundred and ninety (436,074,462,490) common shares without par value.”.

5. CONVEYANCE OF THE SPUN-OFF PORTION TO BRASKEM

5.1. In view of the Partial Spin-off with conveyance of the Spun-off Portion to BRASKEM, as indicated above, BRASKEM will take over the Spun-off Portion.

5.2 . Considering that the only shareholder of IQ, apart from BRASKEM, was GRUST, a wholly owned subsidiary of BRASKEM, which on July 28, 2008 reduced its capital and transferred its ownership interest in IQ to BRASKEM, the Spun-off Portion will be fully conveyed to the net assets of BRASKEM, as described in this Protocol and Justification, without any change being made to the capital of BRASKEM, except for the replacement of the BRASKEM investment in IQ for investments in IPQ and ISATEC, with the respective related obligations, which are the subject matter of the Partial Spin-off.

6. FINAL PROVISIONS

6.1. The implementation of the Partial Spin-off is subject and will be submitted to resolution at a general meeting of the COMPANY and BRASKEM, which shall approve, as applicable, (i) this Protocol and Justification; (ii) the appointment of a specialized company to appraise the assets to be transferred; (iii) the Partial Spin-off of the COMPANY with conveyance of the Spun-off Portion to BRASKEM; and (iv) the merger of the Spun-off Portion by BRASKEM, subject to the terms and conditions set out in this Protocol and Justification.

6.2. The Partial Spin-off with conveyance of the Spun-off Portion to BRASKEM proposed in this Protocol and Justification was approved on the date hereof by the IQ Executive Board, and will be taken to the knowledge of the Board of Directors and Audit Committee of BRASKEM for a manifestation, and will be submitted to resolution by the PARTIES’ shareholders, with due regard for the timeframes and other procedures set forth by law.

6.3. Since on the date hereof the corporate act for capital reduction mentioned in item 5.2 above is still in the process of formalization by the relevant Commercial Registry, GRUST signs this Protocol and Justification, expressly consenting to the terms and conditions of the Partial Spin-off.

6.4. By virtue of the Partial Spin-off and conveyance of the Spun-off Portion, BRASKEM will generally succeed to the COMPANY in all rights and obligations related to the Spun-off Portion, pursuant to article 229, paragraph 1 of Law 6404/76.

6.5. After filing of the documents approving the Partial Spin-off with the competent Commercial Registries, the management of BRASKEM will arrange for the obtaining of all annotations and registrations related to the Partial Spin-off that may be necessary.

6.6. Additionally, there being no other information available to the shareholders of the COMPANY that could assist them in the appraisal of the Partial Spin-off, the managers of the COMPANY and BRASKEM are available to provide any clarifications that may be needed.

6.7. The PARTIES elect the courts of the Judicial District of Camaçari, State of Bahia, to settle all matters arising out of this Protocol and Justification.

7. CONCLUSION

7.1. Shareholders of the COMPANY and BRASKEM, these are the rules and procedures that, pursuant to law, will govern this transaction of Partial Spin-off, and which the managers of the PARTIES consider to be of interest to the COMPANY.

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification in three (03) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo, September 12, 2008.

IPIRANGA QUÍMICA S.A.

Officer	Officer

BRASKEM S.A.

Officer	Officer

And, as intervening and consenting party:

GRUST HOLDINGS S.A.

Officer

Witnesses:
Name:	Name:
ID:	ID:
CPF:	CPF:

Exhibit

Book Appraisal Report of the COMPANY

PROTOCOL AND JUSTIFICATION OF MERGER OF PETROQUÍMICA PAULÍNIA S.A. INTO BRASKEM S.A.

Entered into by and between

PETROQUÍMICA PAULÍNIA S.A., a joint-stock company with its principal place of business in the City of Paulínia, State of São Paulo, at Rodovia SP 332, km 134, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 07.698.405/0001 -94, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP, under NIRE 35.300.326.130, herein represented pursuant to its Bylaws, hereinafter simply referred to as “MERGED COMPANY” or “PPSA”; and

BRASKEM S.A., a publicly held company with its principal place of business at Rua Eteno, 1561, in the Municipality of Camaçari, State of Bahia, enrolled in the CNPJ/MF under No. 42.150.391/0001 -70, with its acts of incorporation filed with the Commercial Registry of the State of Bahia – JUCEB, under NIRE 29.300.006.939, herein represented pursuant to its Bylaws, hereinafter simply referred to as “SURVIVING COMPANY” or “BRASKEM”;

SURVIVING COMPANY and MERGED COMPANY, which are jointly referred to simply as “PARTIES”, by their managers, intend to carry out the merger into an already existing company, pursuant to articles 224, 225 and 227 of Law 6404, of December 15, 1976, and in compliance with CVM Ruling N° 319/99,

And, as intervening and consenting party,

GRUST HOLDINGS S.A., a joint-stock company with its principal place of business at Av. das Nações Unidas, 4.777, 3° andar, parte, in the City and State of São Paulo, enrolled in the CNPJ/MF under N° 09.284.603/0001 -37, with its acts of incorporation filed with the Commercial Registry of the State of São Paulo – JUCESP under NIRE 35.300.350.090, herein represented pursuant to its Bylaws, hereinafter referred to simply as “GRUST”;

Whereas:

(i) on this date, the SURVIVING COMPANY, directly or indirectly, through its wholly owned subsidiary GRUST, which on July 28, 2008 reduced its capital, transferring its participation in the MERGED COMPANY to BRASKEM, is the owner of two hundred and eighty million (280,000,000) common shares, representing 100% of the total voting capital of the MERGED COMPANY, there being no minority shareholders;

(ii) the transaction of merger of the MERGED COMPANY into the SURVIVING COMPANY will represent an alignment of interests of the companies involved, and will foster the creation of value to the PARTIES, through the accomplishment of additional synergies, and simplification of the current corporate structure;

(iii) the book appraisal report of the net assets of the MERGED COMPANY, prepared and delivered by the specialized company mentioned below, is in line with the applicable laws and regulations and with the merger transaction dealt with in this Protocol and Justification of Merger; and

(iv) the MERGED COMPANY financial statements were duly audited by an independent auditor registered with the Brazilian Securities Commission – CVM,

hereby and pursuant to law, propose the merger of PPSA into BRASKEM and resolve to submit to the Extraordinary General Meeting of the companies involved this Protocol and Justification of Merger of PPSA (“Protocol and Justification”), the purpose of which, pursuant to articles 224, 225 and 227, of Law 6404/76, is to establish the terms and conditions that shall govern the transaction in reference, which conditions shall be submitted to resolution by the shareholders of the involved companies, pursuant to law:

1. JUSTIFICATION AND GROUNDS FOR THE MERGER

1.1. The Merger presented herein is part of the strategy to reorganize and strengthen the petrochemical industry. The implementation of the Merger will cause BRASKEM (i) to increase the competitiveness of the entire production chain of the petrochemical and plastics industry in Brazil, leading to scale and synergy gains, a greater capacity of investments in research and development, and strengthening of the plastic industry; (ii) to move forward in the consolidation of the Brazilian petrochemical segment and to accelerate its project of being amongst the ten largest petrochemical industries worldwide; and (iii) to promote an exchange of best practices and procedures in the financial, operating and commercial areas, which will result in benefits to it and its shareholders.

1.2. The transaction under this Protocol and Justification consists in the merger of PPSA into BRASKEM, with conveyance of all of the net assets of the former to the latter company, which will generally succeed to it in all its assets, rights and obligations, under the terms of articles 227 et seq. of Law 6.404/76 (“Merger”).

1.3. The appraisal of the book net assets of the SURVIVING COMPANY, so as to make the accounting entries in the books of the SURVIVING COMPANY, as well as the audit review of the financial statements of the MERGED COMPANY, have been carried out by the specialized company indicated in item 2.2. below, as of the base date established in item 2.1 of this Protocol and Justification, and based on the criteria set forth in Laws N° 6.404/76 and 11.638/07, for the preparation of financial statements.

1.4. The balances of the credit and debit accounts of the MERGED COMPANY will be transferred to the accounting books of the SURVIVING COMPANY, with the necessary adaptations.

1.5. The assets, rights and obligations of the MERGED COMPANY that will be conveyed to the SURVIVING COMPANY, are those described in details in the book appraisal report of the MERGED COMPANY.

1.6. The management of the SURVIVING COMPANY will be liable for performing all acts required to implement the Merger, and it will be liable for all the costs and expenses arising from such implementation.

1.7. Once the Merger is approved pursuant to paragraph three of article 227 of Law 6404/76, the MERGED COMPANY will be extinguished by operation of law.

2. APPRAISAL CRITERIA AND BASE DATE OF THE MERGER

2.1. For all legal effects, the Merger will have as reference date the base date of July 31, 2008 (“Base Date”).

2.2. In compliance with the legal requirements, notably the provisions set out in articles 8 and 227 of Law 6404/76, the managers of the PARTIES retained the specialized company PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, at Av. Francisco Matarazzo, 1.400, 9° and 10°, and 13° to 17° andares, Torre Torino, first registered with the Regional Accounting Council of the State of São Paulo under N°. 2SP000160/O-5, and enrolled in the CNPJ/MF under N° 61.562.112/0004 -73, with its articles of association registered with the 4th Registry of Deeds and Documents of São Paulo/SP, on September 17, 1956, and subsequent amendments registered with the 2nd Registry of Deeds and Documents of São Paulo/SP, represented by its partner, Mr. Felipe Edmond Ayoub, Brazilian, married, accountant, bearer of Identity Card RG N°. 15.895.085 -SSP/SP, enrolled in CPF under N° 125.046.418 -85, and with the Regional Accounting Council of the State of São Paulo under N° CRC 1SP187402/O-4, (“PWC”), which will be responsible for the preparation of the appraisal report on the book net assets of the MERGED COMPANY, for purposes of accounting entries in the SURVIVING COMPANY (“Book Appraisal Report”), which was based on the balance sheet of PPSA drawn up on July 31, 2008.

2.3. The appointment of the specialized company mentioned in item 2.2 above will be submitted to ratification by the General Shareholders’ Meeting of BRASKEM and PPSA, pursuant to article 227, paragraph 1 of Law 6.404/76.

2.4. The Appraisal Report mentioned in item 2.2 above, which is to be submitted to approval by the general meetings of the PARTIES and will serve as support to the Merger, will be made an integral part of this Protocol and Justification as its exhibit, and the amounts specified therein will be submitted to analysis and approval of the shareholders of the PARTIES, pursuant to law.

3. TREATMENT ASCRIBED TO EQUITY VARIATIONS UNTIL THE DATE OF THE MERGER

3.1. The equity variations in PPSA between the Base Date and the date of the Merger will be fully registered for all purposes in the accounting books of the MERGED COMPANY and will be recognized by BRASKEM in the equity accounting income account.

4. AGGREGATE AMOUNT OF THE NET ASSETS AND SHARES TO BE CANCELLED

4.1. According to the accounting appraisal of the MERGED COMPANY, the book value of the net assets of the MERGED COMPANY (to be conveyed to the SURVIVING COMPANY) is two hundred and eighty million reais (R$280,000,000.00), subject to the provisions of Clause 3 above.

4.2. Considering that the only shareholder of PPSA, apart from BRASKEM, was GRUST, a wholly owned subsidiary of BRASKEM, which on July 28, 2008 reduced its capital and transferred its ownership interest in PPSA to BRASKEM, all of the shares of the capital of PPSA currently owned, directly or indirectly, by BRASKEM, will be extinguished in the act of the Merger, as provided for in paragraph 1 of article 226 of Law 6404/76, whereupon two hundred and eighty million (280,000,000) shares issued by PPSA and owned by BRASKEM shall be cancelled.

4.3. For the same reasons expounded in item 4.2 above, as regards the Merger there will be no change in the net assets of BRASKEM, nor any issue of new shares to be subscribed by the shareholders of the MERGED COMPANY, for which reason there will be also no right to withdraw nor will it be necessary to establish any exchange ratio.

4.4. Since on the date hereof, the corporate act for capital reduction mentioned in item 4.2 above is still in the process of formalization at the relevant Commercial Registry, GRUST signs this Protocol and Justification, expressly consenting to the terms and conditions of the Merger.

5. FINAL PROVISIONS

5.1. The implementation of the Merger is subject and will be submitted to resolution at a general meeting of PPSA and BRASKEM, which shall approve, as applicable, (i) this Protocol and Justification; (ii) the appointment of a specialized company to appraise the net assets of the MERGED COMPANY; and (iii) the merger of the net assets of PPSA into BRASKEM, subject to the terms and conditions set out in this Protocol and Justification.

5.2. The transaction of Merger proposed in this Protocol and Justification was approved on the date hereof by the Executive Committee of PPSA, and will be taken to the knowledge of the Board of Directors and Audit Committee of BRASKEM for a manifestation, and will be submitted to resolution by the PARTIES’ shareholders, with due regard for the timeframes and other procedures set forth by law.

5.3. By virtue of the Merger, BRASKEM will generally succeed to the PPSA in all rights and obligations, pursuant to article 229, paragraph 1 of Law 6404/76.

5.4. After filing of the documents approving the Merger with the competent Commercial Registries, the management of BRASKEM will arrange for the obtaining of all annotations and registrations related to the Merger that may be necessary, including and especially before the federal, state and municipal agencies, and other competent bodies and registries, for the purpose of transferring thereto the enrollments, books, registrations and other documents of PPSA, pursuant to applicable laws.

5.5. To avoid interruption of the activities and operations, such activities and operations will be provisionally conducted still in the name of PPSA, including with the utilization of corporate and tax documents until the procedures set out in item 5.4 above can be formalized.

5.6. Additionally, the managers of PPSA and BRASKEM are available to provide any clarifications that may be needed.

5.7. The PARTIES elect the courts of the Judicial District of Camaçari, State of Bahia, to settle all matters arising out of this Protocol and Justification.

6. CONCLUSION

6.1. Shareholders of PPSA and BRASKEM, these are the rules and procedures that, pursuant to law, will govern this transaction of Merger, and which the managers of the PARTIES consider to be of interest to the COMPANY

IN WITNESS WHEREOF, the PARTIES sign this Protocol and Justification in three (03) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo/SP, September 12, 2008.

PETROQUÍMICA PAULÍNIA S.A.

Officer	Officer

BRASKEM S.A.

Officer	Officer

and, as intervening and consenting party,

GRUST HOLDINGS S.A.

Officer	Officer

Witnesses:

Name:	Name:
ID:	ID:
CPF:	CPF:

Exhibit

Book Appraisal Report of the MERGED COMPANY

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.